812 San Antonio Street Suite 600 Austin, Texas 78701 Tel512 • 583 • 5900 Fax512 • 583 • 5940
Lowell W. Harrison Direct Dial: 512.583.5905 EMAIL: lharrison@fkhpartners.com

April 10, 2019

Via EDGAR

Mr. Christopher Dunham

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:	Red River Bancshares, Inc.

Registration Statement on Form S-1

Filed on April 10, 2019

CIK No.  0001071236

Dear Mr. Dunham:

On behalf of our client, Red River Bancshares, Inc. (the “Company”), we are submitting this letter in response to certain of the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 15, 2019 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement No. 3 on Form S-1, which was confidentially submitted to the Commission on March 8, 2019 (the “DRS No. 3”).

Concurrently with the submission of this letter, the Company is submitting to the Commission a Registration Statement on Form S-1 (“Registration Statement”).  For your reference, copies of this letter, along with both clean copies of the Registration Statement and copies marked to show all changes from DRS No. 3, are being delivered to the Staff under separate cover.  The changes reflected in the Registration Statement include those made in response to the Staff’s comments and certain other changes that are intended to update and clarify certain information.

In this letter, we have recited the Staff’s comments that have been further addressed in the Registration Statement in bold type and have followed each comment with the Company’s response.  All references to page numbers and captions correspond to the Registration Statement, unless otherwise noted.

Securities and Exchange Commission
April 10, 2019

Draft Registration Statement on Form S-1 Submitted on March 8, 2019

Index to Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.Please revise the fourth sentence of the basis for opinion paragraph to state that the public accounting firm is required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.  Refer to paragraph .09g of AS 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion.

The referenced language appearing in the Report of Independent Registered Public Accounting Firm on page F-2 of the Registration Statement has been revised to state that the public accounting firm is required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Stock-Based Compensation Plans

Restricted Stock Awards, page F-31

2.Please expand the note to provide the disclosures required by ASC 718-10-50-2 for restricted stock awards, as applicable.

The disclosures in Note 11 to the audited consolidated financial statements beginning on page F-29 of the Registration Statement have been revised to include the disclosures required by ASC 718-10-50-2 for restricted stock awards.

Please do not hesitate to contact us if you have any questions concerning any aspect of the Registration Statement or if we may be of further assistance.  You can reach me directly at (512) 583-5905. We appreciate your prompt attention to this matter.

Very truly yours,

/s/Lowell W. Harrison
Lowell W. Harrison

Enclosure

cc:	R. Blake Chatelain

Todd H. Eveson, Esq.

Jonathan A. Greene, Esq.

Stephanie E. Kalahurka, Esq.

Brent Standefer, Jr., Esq.